Residential Accredit Loans, Inc.
                                     Depositor

                          Residential Funding Corporation
                                  Master Servicer

                  Mortgage Asset-Backed Pass-Through Certificates
                                  Series 1997-QS5

                 $ 6,622,492     8.00%     Class M-1 Certificates


                           Supplement dated March 8, 1999
                                         to
                         supplement dated February 17, 1999
                                         to
                          supplement dated January 7, 1999
                                         to
                     prospectus supplement dated June 23, 1997
                                         to
                  prospectus dated August 22, 1996, as supplemented
                      by the prospectus dated October 22, 1998
                                     ----------

     Bear, Stearns & Co. Inc. will offer to the public the Class M-1 Certificates, in negotiated transactions or otherwise, directly or through dealers, at varying prices to be determined at the time of sale. Bear, Stearns & Co. Inc.'s commission will be the difference between the price it pays to the depositor for the Class M-1 Certificates and the amount it receives from the sale of the Class M-1 Certificates to the public. The proceeds to the depositor from the sale of the Class M-1 Certificates to Bear, Stearns & Co. Inc. will be $6,759,908.28 before deducting expenses.

     The Class M-1 Certificates will be offered pursuant to an underwriting agreement among the depositor, the master servicer and Bear, Stearns & Co. Inc. Bear, Stearns & Co. Inc. and any dealers that may participate with Bear, Stearns & Co. Inc. in the resale of the Class M-1 Certificates may receive compensation from the depositor in the form of discounts or commissions or, in the case of dealers, compensation from Bear, Stearns & Co. Inc. in the form of discounts, concessions or commissions. The underwriting agreement provides that the depositor will indemnify Bear, Stearns & Co. Inc. against certain civil liabilities under the Securities Act of 1933, as amended, or contribute to payments required to be made in respect thereof. There is currently no secondary market for the Class M-1 Certificates. There can be no assurance that an active secondary market will develop, or if it does develop, that it will continue.

      This supplement may be used to offer or sell the certificates offered hereby only if accompanied by the prospectus supplement and prospectus.

     Dealers will be required to deliver a supplement, prospectus supplement and prospectus when acting as underwriters of the certificates offered hereby and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the Class M-1 Certificates, whether or not participating in this offering, may be required to deliver a supplement, prospectus supplement and prospectus until June 7, 1999.

                    -------------------------------------------

                              Bear, Stearns & Co. Inc.
                                   March 8, 1999


                          Description of the Mortgage Pool

      The Mortgage Pool consists of 1,199 Mortgage Loans with an outstanding aggregate principal balance of approximately $117,958,439 as of February 1, 1999, after deducting payments of principal due on or prior to that date.

      The principal balance of the Class M-1 Certificates after the February 25, 1999 payment date will represent approximately 5.61% of the Mortgage Loans.

      As of February 1, 1999, thirty-six Mortgage Loans, representing approximately 3.47% of the Mortgage Loans, were 30 to 59 days delinquent; five Mortgage Loans, representing approximately 0.41% of the Mortgage Loans, were 60 to 89 days delinquent; seven Mortgage Loans, representing approximately 0.56% of the Mortgage Loans, were 90 or more days delinquent; and seven Mortgage Loans, representing approximately 0.84% of the Mortgage Loans, were in foreclosure. A Mortgage Loan is considered to be "30 to 59 days", "60 to 89 days" or "90 or more days" delinquent when a payment due on any due date remains unpaid as of the close of business on the last business day immediately prior to the next following monthly due date, the second next following monthly due date or the third next following monthly due date, respectively. The determination as to whether a Mortgage Loan falls into a category is made as of the close of business on the last business day of each month. Delinquency information presented herein as of February 1, 1999 was determined as of the close of business on January 31, 1999.

      For further information regarding the Mortgage Pool see "Description of the Mortgage Pool" in the Prospectus Supplement.

      Additional information regarding distributions to the Series 1997-QS5 certificates is provided in the distribution summary report for the February 25, 1999 payment date attached as Annex A hereto.

                              Year 2000 Considerations

Overview of the Year 2000 Issue

      The Year 2000 ("Y2K") issue is the term generally used to describe the potential failure of information technology components on or after January 1, 2000 because existing computer programs, applications and microprocessors frequently use only two digits to identify a year. Since the Year 2000 is also a leap year, there could be additional business disruptions as a result of the inability of many computer systems to recognize February 29, 2000.

      The failure to correct or replace computer programs, applications and microprocessors with Y2K-ready alternatives may adversely impact the operations of Residential Funding on or after January 1, 2000. The responsibilities of Residential Funding as the Master Servicer include collecting payments from the Sub-Servicers in respect of the Mortgage Loans, calculating the Available Distribution Amount for each Distribution Date, remitting such amount to the Trustee prior to each Distribution Date, calculating the amount of principal and interest payments to be made to the Certificateholders on each Distribution Date, and preparing the monthly statement to be sent to Certificateholders on each Distribution Date.

Overview of Residential Funding's Y2K Project

     In March 1997, Residential Funding commenced activities to determine the impact of Y2K on its critical computer systems. In April 1998, Residential
Funding established a formal Y2K project team (the "Y2K Project Team") to address Y2K issues. The Y2K Project Team remains in place and continues to work on solving problems related to the Year 2000. In addition, the Y2K Project Team coordinates its efforts with the Y2K programs established by General Motors Acceptance Corporation and General Motors Corporation.

      Members of the Y2K Project Team, together with relevant personnel from Residential Funding's business units have developed and implemented a six-phase management strategy (as discussed below), which is being applied to information technology and non-information technology components ("Components") throughout the organization. Residential Funding's Components primarily consist of the following:

     - hardware, including mainframe computers, desktop computers and network devices;

     - facilities equipment, including elevators, telephone systems, heating systems and security systems;

     -    software  applications,   including  vendor  purchased   applications,
          in-house developed  applications and end-user developed  applications;


     - business partner communication links, which primarily provide data transmissions to and from business partners; and

     - business partners data systems, which primarily process data for Residential Funding. The six phases by which the Y2K Project Team will seek to achieve Y2K readiness throughout Residential Funding are as follows:


         Phase                                     Objective

Phase I - Awareness

                    To promote Y2K awareness throughout Residential Funding. Emphasis has been placed on ensuring that Components recently purchased (or to be purchased) by business units are Y2K-ready prior to the implementation of such Components.

Phase II - Inventory

                    To (i) create an inventory of all Components and (ii) assess the Y2K risks associated with such Components.

Phase III -- Assessment

                    To (i) determine which Components are not Y2K-ready and (ii) decide whether such Components should be replaced, retired or repaired.

Phase IV -- Renovation

                    To execute Component replacement, retirement or repair to ensure Y2K readiness.

Phase V -- Validation

                    To test Components that have been repaired to ensure Y2K readiness and validate "mission critical" Components that were assessed as Y2K-ready in Phase III.

Phase VI --

                    Implementation To deploy repaired and validated Components.


      In order to execute the six-phase plan, a combination of internal resources and external contractors have been, and will be, employed by the Y2K Project Team.

Y2K Project Status

     As of November 30, 1998, the Y2K Project Team had substantially completed the six phases for internal "mission critical" Components. However, several software applications used by Residential Funding in its role as Master Servicer are still in the final three phases of the six-phase management plan described above. Residential Funding expects that all phases with respect to such applications will be substantially completed by March 31, 1999.

     The Y2K Project Team anticipates that its efforts with respect to all internal Components will be substantially complete by March 31, 1999. This includes substantial completion of (i) renovation and validation of any non-mission critical Components that the Y2K Project Team and related business units determine to be necessary, (ii) validation of any remaining "mission critical" Components that are either completing in-house remediation or waiting for a vendor upgrade, and (iii) Y2K business continuity planning activities discussed below.

      The potential impact on Residential Funding of problems related to Y2K, however, will not depend solely on the corrective measures undertaken by the Y2K Project Team. The manner in which Y2K issues are addressed by business partners, governmental agencies and other entities that provide data to, or receive data from, Residential Funding, or whose financial condition or operational capability is important to Residential Funding and its ability to act as Master Servicer, will have a significant impact upon Residential Funding. These entities include, among others, Sub-Servicers, the Trustee, the Custodian and certain depositary institutions, as well as their respective suppliers and vendors. Accordingly, Residential Funding is communicating with certain of these parties to assess their Y2K readiness and evaluate any potential impact on Residential Funding.

      Due to the various dates by which Residential Funding's business partners anticipate being Y2K-ready, it is expected that the Y2K Project Team will continue to spend significant time assessing Y2K business partner issues throughout 1999. Any business partner, including any Subservicer, the Trustee and the Custodian, that (i) has not provided Residential Funding appropriate documentation supporting its Y2K efforts, (ii) has not responded in a timely manner to Residential Funding's inquiries regarding their Y2K efforts or (iii) does not expect to be Y2K-ready until after June 30, 1999, has been, and will be, placed in an "at risk" category. Residential Funding will carefully monitor the efforts and progress of its "at risk" business partners, and if additional steps are necessary Residential Funding will reassess the risk and act accordingly.

      During 1998, Residential Funding also commenced a formal business continuity plan that is designed to address potential Y2K problems and other possible disruptions. Residential Funding's business continuity plan has the following four phases:


         Phase                                    Objective

Phase I -- Business Impact  Assessment

                    To assess the impact upon Residential Funding business units if "mission critical" Components were suddenly not available or significantly impaired as a result of a natural disaster or other type of disruption (including as a result of Y2K).

Phase II -- Strategic  Development

                    To develop broad, strategic plans regarding the manner in which Residential Funding will operate in the aftermath of a natural disaster or other type of disruption (including as a result of Y2K).

Phase  III  --  Business Continuity Planning

                    To develop detailed procedures on how Residential Funding and individual business units will continue to operate in the aftermath of a natural disaster or other type of disruption (including as a result of Y2K).

Phase IV -- Validation

                    To test the plans developed in Phases II and III above.


      As of December 15, 1998, Residential Funding had substantially completed Phases I and II of its business continuity plan. Residential Funding anticipates that Phase III will be substantially complete by March 31, 1999 and Phase IV will be substantially complete by June 30, 1999.

Risks related to Y2K

      Although Residential Funding's remediation efforts are directed at eliminating its Y2K exposure, there can be no assurance that these efforts will fully mitigate the effect of all Y2K problems. If Residential Funding fails to identify or correct any material Y2K problem, there could be significant disruptions in its normal business operations. Such disruptions could have a material adverse effect on Residential Funding's ability to (i) collect (and monitor any Sub-Servicer's collection of) payments on the Mortgage Loans, (ii) distribute such collections to the Trustee and (iii) provide reports to Certificateholders as set forth herein. Furthermore, if any Sub-Servicer, the Trustee or any other business partner or any of their respective vendors or third party service providers are not Y2K-ready, the ability to (a) service the Mortgage Loans (in the case of any Sub-Servicer or any of their respective vendors or third party service providers) and (b) make distributions to Certificateholders (in the case of the Trustee or any of its vendors or third party service providers), may be materially and adversely affected.

      This section entitled "Year 2000 Considerations" contains "forward-looking statements" within the meaning of Section 27A of the Securities Act. Generally, all statements in this section that are not statements of historical fact are forward-looking statements. Forward-looking statements made in this Y2K discussion are subject to certain risks and uncertainties. Important factors that could cause results to differ materially from such forward-looking statements include, among other things, the ability of Residential Funding to successfully identify Components that may pose Y2K problems, the nature and amount of programming required to fix the affected Components, the costs of labor and consultants related to such efforts, the continued availability of resources (both personnel and technology) and the ability of business partners that interface with Residential Funding to successfully address their Y2K issues.

                                  Legal Investment

      The OTS has issued Thrift Bulletin 13a, entitled "Management of Interest Rate Risk, Investment Securities, and Derivatives Activities" ("TB 13a"), which was effective as of December 1, 1998 and applies to thrift institutions regulated by the OTS. One of the primary purposes of TB 13a is to require thrift institutions, prior to taking any investment position, to (i) conduct a pre-purchase portfolio sensitivity analysis for any "significant transaction" involving securities or financial derivatives, and (ii) conduct a pre-purchase price sensitivity analysis of any "complex security" or financial derivative. For the purposes of TB 13a, "complex security" includes among other things any collateralized mortgage obligation or REMIC security, other than any "plain vanilla" mortgage pass-through security (that is, securities that are part of a single class of securities in the related pool, that are non-callable and do not have any special features). The Class M-1 Certificates may be viewed as "complex securities." The OTS recommends that while a thrift institution should conduct its own in-house pre-acquisition analysis, it may rely on an analysis conducted by an independent third party as long as management understands the analysis and its key assumptions. Further, TB 13a recommends that the use of "complex securities with high price sensitivity" be limited to transactions and strategies that lower a thrift institution's portfolio interest rate risk. TB 13a warns that investment in complex securities by thrift institutions that do not have adequate risk measurement, monitoring and control systems may be viewed by OTS examiners as an unsafe and unsound practice.

      See "Legal Investment" in the Prospectus Supplement and "Legal Investment Matters" in the Prospectus.

                                    ANNEX A



Page:         1 of 3
               RESIDENTIAL FUNDING CORPORATION (MASTER SERVICER)
                   RESIDENTIAL ACCREDIT LOANS, INC. (COMPANY)
        MORTGAGE PASS-THROUGH CERTIFICATES SERIES 1997-QS5(POOL #  4248)
STATEMENT TO CERTIFICATEHOLDERS
DISTRIBUTION SUMMARY FOR POOL#   4248
------------------------------------------------------------------------------
-
                                       PRINCIPAL       CURRENT
                     ORIGINAL       BALANCE BEFORE   PASS-THROUGH    PRINCIPAL
CLASS   CUSIP       FACE VALUE       DISTRIBUTION       RATE       DISTRIBUTION
------------------------------------------------------------------------------
-
A-1     76110FHZ9    33,300,000.00           0.00     7.250000  %          0.00
A-2     76110FJA2    10,800,000.00           0.00     7.250000  %          0.00
A-3     76110FJB0    29,956,909.00  11,084,313.05    10.000000  %  1,316,125.66
A-4     76110FJC8    24,000,000.00  17,773,077.27     7.250000  %  3,509,668.43
A-5     76110FJD6    11,785,091.00  11,785,091.00     7.250000  %          0.00
A-6     76110FJE4    18,143,000.00  18,143,000.00     8.000000  %          0.00
A-7     76110FJF1     4,767,000.00   4,767,000.00     8.000000  %          0.00
A-8     76110FJG9             0.00           0.00     0.750000  %          0.00
A-9     76110FJH7    42,917,000.00  42,917,000.00     7.250000  %          0.00
A-10    76110FJJ3       340,158.57     255,371.64     0.000000  %     11,844.73
A-11-1                        0.00           0.00     0.705328  %          0.00
A-11-2                        0.00           0.00     0.350908  %          0.00
R-I     76110FJL8           100.00           0.00     8.000000  %          0.00
R-II    76110FJM6           100.00           0.00     8.000000  %          0.00
M-1     76110FJN4     6,730,000.00   6,627,029.55     8.000000  %      4,537.97
M-2     76110FJP9     4,330,000.00   4,263,750.07     8.000000  %      2,919.67
M-3     76110FJQ7     2,886,000.00   2,841,843.59     8.000000  %      1,946.00
B-1                   1,058,000.00   1,041,812.36     8.000000  %        713.40
B-2                     481,000.00     473,640.59     8.000000  %        324.33
B-3                     866,066.26     834,160.77     8.000000  %        571.20

-------------------------------------------------------------------------------
                  192,360,424.83   122,807,089.89                  4,848,651.39
          =====================================================================
------------------------------------------------------------------------------

                                                                       REMAINING
            INTEREST         TOTAL         DEFERRED    REALIZED       PRINCIPAL
           DISTRIBUTION   DISTRIBUTION     INTEREST     LOSSES         BALANCE
------------------------------------------------------------------------------
-
A-1             0.00          0.00            0.00       0.00              0.00
A-2             0.00          0.00            0.00       0.00              0.00
A-3        91,767.25  1,407,892.91            0.00       0.00      9,768,187.39
A-4       106,679.15  3,616,347.58            0.00       0.00     14,263,408.84
A-5        70,737.52     70,737.52            0.00       0.00     11,785,091.00
A-6       120,165.00    120,165.00            0.00       0.00     18,143,000.00
A-7        31,572.87     31,572.87            0.00       0.00      4,767,000.00
A-8        26,648.31     26,648.31            0.00       0.00              0.00
A-9       257,600.25    257,600.25            0.00       0.00     42,917,000.00
A-10            0.00     11,844.73            0.00       0.00        243,526.91
A-11-1     54,393.23     54,393.23            0.00       0.00              0.00
A-11-2      8,616.40      8,616.40            0.00       0.00              0.00
R-I             0.00          0.00            0.00       0.00              0.00
R-II            0.00          0.00            0.00       0.00              0.00
M-1        43,892.25     48,430.22            0.00       0.00      6,622,491.58
M-2        28,239.74     31,159.41            0.00       0.00      4,260,830.40
M-3        18,822.14     20,768.14            0.00       0.00      2,839,897.59
B-1         6,900.15      7,613.55            0.00       0.00      1,041,098.96
B-2         3,137.02      3,461.35            0.00       0.00        473,316.26
B-3         5,524.82      6,096.02            0.00       0.00        833,589.57

-------------------------------------------------------------------------------
          874,696.10  5,723,347.49            0.00       0.00    117,958,438.50
          =====================================================================

Page:         2 of 3



               RESIDENTIAL FUNDING CORPORATION (MASTER SERVICER)
                   RESIDENTIAL ACCREDIT LOANS, INC. (COMPANY)
        MORTGAGE PASS-THROUGH CERTIFICATES SERIES 1997-QS5(POOL #  4248)
STATEMENT TO CERTIFICATEHOLDERS
DISTRIBUTION SUMMARY FOR POOL#   4248
------------------------------------------------------------------------------

AMOUNTS PER $1,000 UNIT
------------------------------------------------------------------------------

       BEGINNING                                                        ENDING
       BALANCE    PRINCIPAL     INTEREST      TOTAL      DEFERRED       BALANCE
CLASS  FACTOR     FACTOR        FACTOR     DISTRIBUTION  INTEREST       FACTOR
------------------------------------------------------------------------------
-
A-1       0.000000    0.000000     0.000000     0.000000   0.000000    0.000000
A-2       0.000000    0.000000     0.000000     0.000000   0.000000    0.000000
A-3     370.008570   43.933960     3.063308    46.997268   0.000000  326.074609
A-4     740.544886  146.236185     4.444965   150.681150   0.000000  594.308702
A-5    1000.000000    0.000000     6.002289     6.002289   0.000000 1000.000000
A-6    1000.000000    0.000000     6.623216     6.623216   0.000000 1000.000000
A-7    1000.000000    0.000000     6.623216     6.623216   0.000000 1000.000000
A-8       0.000000    0.000000     0.000000     0.000000   0.000000    0.000000
A-9    1000.000000    0.000000     6.002289     6.002289   0.000000 1000.000000
A-10    750.742926   34.821201     0.000000    34.821201   0.000000  715.921724
A-11-1    0.000000    0.000000     0.000000     0.000000   0.000000    0.000000
A-11-2    0.000000    0.000000     0.000000     0.000000   0.000000    0.000000
R-I       0.000000    0.000000     0.000000     0.000000   0.000000    0.000000
R-II      0.000000    0.000000     0.000000     0.000000   0.000000    0.000000
M-1     984.699785    0.674290     6.521880     7.196170   0.000000  984.025495
M-2     984.699785    0.674289     6.521880     7.196169   0.000000  984.025497
M-3     984.699789    0.674290     6.521878     7.196168   0.000000  984.025499
B-1     984.699773    0.674291     6.521881     7.196172   0.000000  984.025482
B-2     984.699771    0.674283     6.521871     7.196154   0.000000  984.025489
B-3     963.160451    0.659545     6.379212     7.038757   0.000000  962.500913

------------------------------------------------------------------------------

DETERMINATION DATE       22-February-99
DISTRIBUTION DATE        25-February-99


Page:      3 of 3
               RESIDENTIAL FUNDING CORPORATION (MASTER SERVICER)
                   RESIDENTIAL ACCREDIT LOANS, INC. (COMPANY)
           MORTGAGE PASS-THROUGH CERTIFICATES 1997-QS5 (POOL #  4248)
                    STATEMENT TO CERTIFICATEHOLDERS
              ADDITIONAL RELATED INFORMATION FOR POOL 4248
------------------------------------------------------------------------------

SERVICING COMPENSATION RECEIVED BY SUB-SERVICER                       24,986.03
SERVICING COMPENSATION RECEIVED BY MASTER SERVICER                         0.00

SUBSERVICER ADVANCES THIS MONTH                                       49,101.54
MASTER SERVICER ADVANCES THIS MONTH                                    2,663.41


                                                          NUMBER OF   PRINCIPAL
DELINQUENCIES:                                              LOANS      BALANCE

 (A)  ONE MONTHLY PAYMENT:                                    36   4,098,954.76

 (B)  TWO MONTHLY PAYMENTS:                                    5     483,037.38

 (C)  THREE OR MORE MONTHLY PAYMENTS:                          7     662,985.96


FORECLOSURES
  NUMBER OF LOANS                                                             7
  AGGREGATE PRINCIPAL BALANCE                                        994,377.95

SCHEDULED PRINCIPAL BALANCE OF MORTGAGE LOANS AFTER
DISTRIBUTION                                                     117,958,438.50

AGGREGATE NUMBER OF LOANS IN THE POOL AS OF THE
DETERMINATION DATE                                                        1,199

NUMBER OF REO LOANS ACQUIRED
INCLUDING ANY PENDING CASH LIQUIDATIONS                                       3

BOOK VALUE OF REAL ESTATE ACQUIRED THROUGH
FORECLOSURE OR GRANT OF A DEED IN LIEU OF
FORECLOSURE, INCLUDING ANY PENDING CASH LIQUIDATIONS
342,942.94

REMAINING SUBCLASS INTEREST SHORTFALL                                      0.00

CLASS A SHORTFALL (PRINCIPAL)                                              0.00
CLASS A SHORTFALL (INTEREST)                                               0.00

TOTAL PREPAYMENTS INCLUDED IN THIS DISTRIBUTION                    4,764,484.20

TOTAL REPURCHASES INCLUDED IN THIS DISTRIBUTION                            0.00

DISTRIBUTION PERCENTAGES:
                                     SENIOR        CLASS M        CLASS B
CURRENT DISTRIBUTION         86.87718360 %    11.20557400 %    1.91724260 %
PREPAYMENT PERCENT          100.00000000 %     0.00000000 %    0.00000000 %

NEXT DISTRIBUTION            86.34733340 %    11.63394476 %    1.99465370 %

      BANKRUPTCY AMOUNT AVAILABLE                         146,943.00
      FRAUD AMOUNT AVAILABLE                            1,490,509.00
      SPECIAL HAZARD AMOUNT AVAILABLE                   1,490,509.00

ENDING GROSS WEIGHTED AVERAGE INTEREST RATE                          8.93195446
ENDING WEIGHTED AVERAGE MATURITY, IN MONTHS                              332.61

POOL TRADING FACTOR:                                                61.32157309

 ................................................................................